UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38237

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On February 14, 2022, Sea Limited (the “Company”) announced that, at its annual general meeting of shareholders held on February 14, 2022 in Singapore (the “AGM”), the Company’s shareholders approved as a special resolution that the Company’s Eighth Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Company’s Ninth Amended and Restated Memorandum and Articles of Association as annexed to the notice of the AGM previously provided to the shareholders of the Company and filed as an exhibit to the Company’s Form 6-K dated January 3, 2022.

The Company hereby submits this report on Form 6-K to furnish (i) the Ninth Amended and Restated Memorandum and Articles of Association as set forth in Exhibit 3.1 hereto, (ii) the voting results of the AGM as set forth in Exhibit 99.1 hereto, and (iii) the Company’s press release announcing the results of the AGM as set forth in Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEA LIMITED

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: February 14, 2022

EXHIBIT INDEX

Exhibit 3.1 — Ninth Amended and Restated Memorandum and Articles of Association of Sea Limited

Exhibit 99.1 — Voting Results of Sea Limited’s Annual General Meeting

Exhibit 99.2 — Press Release